Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Combined Fixed Charges

and Preferred Stock Dividend Requirements

($ in millions)

	Three Months Ended June 30, 2015		Six Months Ended June 30, 2015
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$70		$143
One-Third of Rents, Net of Income from Subleases	9		16
Preferred Stock Dividends	23		38

Total Fixed Charges	$102		$197

Earnings:
Income Before Income Taxes	$417		$902
Fixed Charges, Excluding Preferred Stock Dividends	79		159

Total Earnings	$496		$1,061

Ratio of Earnings to Fixed Charges, Excluding Interest on Deposits	4.86	x	5.39	x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$116		$239
One-Third of Rents, Net of Income from Subleases	9		16
Preferred Stock Dividends	23		38

Total Fixed Charges	$148		$293

Earnings:
Income Before Income Taxes	$417		$902
Fixed Charges, Excluding Preferred Stock Dividends	125		255

Total Earnings	$542		$1,157

Ratio of Earnings to Fixed Charges, Including Interest on Deposits	3.66	x	3.95	x